

May 24, 2011

Via E-mail
Mr. Gregory A. Serrao
Chairman, President and Chief Executive Officer
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, Massachusetts 01880

> **Re:** **American Dental Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Response Letter dated April 26, 2011**
> **File No. 000-23363**

Dear Mr. Serrao:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 39

1.   We note your response that you have determined that the affiliated practices may be variable interest entities ("VIEs") and have concluded that you are not the primary beneficiary. It appears to us that accounting for these VIEs involves accounting estimates and assumptions that are subjective and have a material impact on your operating performance. In future filings, please provide critical accounting policies disclosure for the consolidation of VIEs that describes the qualitative assessments made in determining to not consolidate the affiliated practices. Please provide us with the text of your proposed future disclosure in your response.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

(2) Summary of Significant Accounting Policies, page 52

Basis of Presentation and Principles of Consolidation, page 52

2.   In future filings, please provide the disclosures for a public entity that holds a significant variable interest but is not the primary beneficiary as required by ASC 810-10-50-7 through 50-19, as applicable. Please provide us with the text of your proposed future disclosure.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services